SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical

Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: 28 October, 2010	By:	/S/ WANG ZHIQING
	Name:	Wang Zhiqing
	Title:	President

To: Business Editor

[For Immediate Release]

Shanghai Petrochemical Announces Results

for the First Three Quarters of 2010

Net Profit Rises 16.50% to RMB1.792 Billion

Hong Kong, October 27, 2010 … Sinopec Shanghai Petrochemical Company Limited (“Shanghai Petrochemical” or the “Company”) (HKEx: 338; SSE: 600688; NYSE: SHI) announced today the unaudited operating results of the Company and its subsidiaries (collectively, the “Group”) for the nine-month period ended September 30, 2010 (the “Period”).

Under the China Accounting Standards for Business Enterprises, the Group’s operating income for the Period amounted to RMB55.180 billion, representing an increase of 61.04% over the corresponding period of the previous year. Operating profit amounted to RMB2.271 billion (same period of 2009: RMB2.013 billion). Net profit attributable to equity shareholders of the Company amounted to RMB1.792 billion, representing an increase of 16.50% over the corresponding period of the previous year. Basic earnings per share was RMB0.249 (same period of 2009: RMB0.214).

Mr. Rong Guangdao, Chairman of Shanghai Petrochemical, said, “In the first three quarters of 2010, the overall domestic and international macro-economic environment was better than that of the previous year, with China’s petrochemical industry having maintained a positive trend. However, on the other hand, international crude oil prices continued to rise, and market competition was further intensified due to newly added production capacities. Faced with the aforesaid production and operation conditions, the Group further strengthened management, focused on safe, steady, long-term, fully loaded and optimized plant operation, and continued to make progress in technological advancement, product mix adjustment, and energy saving and unit feedstock consumption reduction. As a result, sales volumes increased significantly as compared to the corresponding period of the previous year, and technical and economic indices continued to improve, which in turn led to an improved performance in operating results for the first three quarters.”

Shanghai Petrochemical is one of the largest petrochemical companies in the PRC and was one of the first Chinese companies to effect a global securities offering. Located in Jinshan District in the southwest of Shanghai, it is a highly integrated petrochemical complex which processes crude oil into a broad range of products in synthetic fibres, resins and plastics, intermediate petrochemicals and refined oil products.

Shanghai Petrochemical Announces Results for the First Three Quarters of 2010…p.2

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the PRC economy may not grow at the same rate in future periods as it has in the last several years, or at all, as a result of the PRC government’s macro-economic control measures to curb over-heating of the economy; uncertainty as to global economic growth in future periods; the risk that prices of the Company’s raw materials, particularly crude oil, will continue to increase; the risk that the Company may not be able to raise its product prices (particularly refined oil products) accordingly which would adversely affect the Company’s profitability; the risk that new marketing and sales strategies may not be effective; the risk that fluctuations in demand for the Company’s products may cause the Company to either over-invest or under-invest in production capacity in one or more of its four major product categories; the risk that investments in new technologies and development cycles may not produce the benefits anticipated by management; the risk that the trading price of the Company’s shares may decrease for a variety of reasons, some of which may be beyond the control of management; competition in the Company’s existing and potential markets; and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update this forward-looking information, except as required under applicable law.

– End –

Encl: Consolidated Income Statement (Unaudited)

For further information, please contact:

Ms. Leona Zeng / Ms. Christy Lai

Rikes Hill & Knowlton Limited

Tel: (852) 2520 2201

Fax: (852) 2520 2241

Shanghai Petrochemical Announces Results for the First Three Quarters of 2010…p.3

Sinopec Shanghai Petrochemical Company Limited

Consolidated Income Statement (Unaudited)

	For the nine-month period ended 30 September
	2010	2009
	RMB’000	RMB’000

Operating Income	55,179,683	34,264,070
Less: Operating costs	47,226,453	27,466,240
Business taxes and surcharges	3,845,268	3,053,108
Selling and distribution expenses	401,747	292,956
General and administrative expenses	1,662,006	1,533,091
Financial expenses	97,275	253,511
Provision/(reversal) of impairment loss	184,284	(17,440)
Add: Loss from changes in fair value	—	(10,423)
Investment income	508,180	340,364
(Including: Income from investment in associates and jointly controlled entities)	507,965	109,353

Operating profit	2,270,830	2,012,545
Add: Non-operating income	38,405	114,194
Less: Non-operating expenses	47,412	31,678
(Including: Loss from disposal of non-current assets)	8,293	3,426

Profit before income tax	2,261,823	2,095,061
Less: Income tax	459,427	502,329

Net profit for the period	1,802,396	1,592,732

Attributable to:
Equity shareholders of the Company	1,791,757	1,537,871
Minority shareholders	10,639	54,861

Earnings per share
Basic and diluted earnings per share	0.249	0.214

Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

2010 Third Quarterly Report

This announcement is published simultaneously in Shanghai and Hong Kong. This announcement is published pursuant to the Rules Governing Listing of Stocks on Shanghai Stock Exchange in the People’s Republic of China and pursuant to the disclosure obligations under Rule 13.09(1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

§1	IMPORTANT MESSAGE

1.1	The board of directors (the “Board”) and the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company”) as well as its directors, supervisors and senior management warrant that there are no false representations or misleading statements contained in, or material omissions from, the 2010 third quarterly report, and severally and jointly accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this report.

1.2	All of the Company’s directors attended the 16th meeting of the 6th session of the Board which considered and approved the Company’s third quarterly report.

1.3	The financial statements of the Company’s third quarterly report were prepared under the China Accounting Standards for Business Enterprises and were unaudited.

1.4	Mr. Rong Guangdao, Chairman of the Company, Mr. Ye Guohua, Chief Financial Officer overseeing the accounting operations and Mr. Zhou Meiyun, Finance Manager and Accounting Chief hereby warrant the truthfulness and completeness of the financial report contained in the 2010 third quarterly report.

§2	BASIC INFORMATION OF THE COMPANY

2.1	Major Accounting Data and Financial Indicators

Currency: RMB

	As at the end of the reporting period	As at the end of the previous year	Increase/(decrease) as compared to the end of the previous year (%)

Total assets (’000)	31,854,094	30,458,322	4.583
Equity attributable to equity shareholders of the Company (excluding minority interests) (’000)	16,927,082	15,346,073	10.302
Net asset value per share attributable to equity shareholders of the Company (RMB/share)	2.351	2.131	10.302

	From the beginning of the year to the end of the reporting period (January 2010 to September 2010)	Increase/(decrease) as compared to the corresponding period of the previous year (%)

Net cash flow from operating activities (’000)	1,629,559	35.442
Net cash flow per share from operating activities (RMB/share)	0.226	35.442

	The reporting period (July 2010 to September 2010)	From the beginning of the year to the end of the reporting period (January 2010 to September 2010)	Increase/(decrease) as compared to the corresponding period of the previous year (July to September 2009) (%)

Net profit attributable to equity shareholders of the Company (’000)	297,827	1,791,757	-45.912
Basic earnings per share (RMB)	0.041	0.249	-45.912
Basic earnings per share excluding non-recurring items (RMB/share)	0.042	0.250	-37.103
Diluted earnings per share (RMB/share)	0.041	0.249	-45.912
Return on net assets (weighted average) (%)	1.775	11.104	Decreased by 1.839 percentage points
Return on net assets excluding non-recurring items (weighted average) (%)	1.801	11.155	Decreased by 1.353 percentage points

Non-recurring items and amount:

Non-recurring items	From the beginning of the year to the end of the reporting period (January 2010 to September 2010)
(RMB’000)

Net loss from disposal of non-current assets	(7,201)
Employee reduction expenses	(2,343)
Loss from inventory write-off and damage	(10,215)
Government grants recorded in profit and loss (except for government grants under the State’s unified standards on quota and amount entitlements and closely related to corporate business)	28,251
Investment income from disposal of available-for-sale financial assets	215
Income from external entrusted loans	1,231
Other non-operating income and expenses other than those mentioned above	(19,842)

Subtotal	(9,904)
Less: Tax effect for the above items	1,815

Total	(8,089)

Including: Non-recurring items attributable to equity shareholders of the Company	(8,297)
Non-recurring items attributable to minority shareholders	208

2.2	Number of shareholders as at the end of the reporting period and shareholding of the top ten shareholders of shares in circulation

Unit: share

Total number of shareholders as at the end of the reporting period	109,842

Shareholding of the top ten shareholders of shares in circulation

Name of shareholders (in full)	Number of shares in circulation held as at the end of the reporting period	Type of shares

HKSCC (Nominees) Ltd. (香港中央結算 (代理人)公司)	2,293,106,101	Overseas listed foreign shares
China Construction Bank — CIFM China Advantage Fund (中國建設銀行—上投摩根中國優勢證券投資基金)	62,513,468	RMB-denominated ordinary shares
China Minsheng Banking Corp., Ltd. — Orient Selected Mixed Open-end Securities Investment Fund (中國民生銀行股份有限公司—東方精選混合型開放式證券投資基金)	51,870,359	RMB-denominated ordinary shares
Bank of China-Harvest Steady and Open Securities Investment Fund (中國銀行—嘉實穩健開放式證券投資基金)	38,106,013	RMB-denominated ordinary shares
Bank of China—Harvest Income Growth Securities Investment Fund (中國銀行—嘉實成長收益型證券投資基金)	27,500,000	RMB-denominated ordinary shares
China Life Insurance Company Limited — Traditional — Ordinary Insurance Product — 005L — CT001 Shanghai (中國人壽保險股份有限公司—傳統—普通保險產品—005L—CT001滬)	13,678,194	RMB-denominated ordinary shares
China Life Insurance Company Limited — Dividend — Individual Dividend — 005L — FH002 Shanghai (中國人壽保險股份有限公司—分紅— 個人分紅—005L—FH002滬)	9,248,504	RMB-denominated ordinary shares
Bank of China — Harvest Shanghai and Shenzhen 300 Index Securities Investment Fund (中國銀行—嘉實滬深300指數證券投資基金)	6,166,242	RMB-denominated ordinary shares
Bank of Communications — E Fund Kexun Securities Investment Fund (交通銀行—易方達科訊股票型證券投資基金)	5,895,000	RMB-denominated ordinary shares
IP KOW	5,432,000	Overseas listed foreign shares

§3 Major Events

3.1	Situation and reasons for the significant changes in accounting statement items and financial indicators of the Company

Unit: RMB’000

Item	As at 30 September 2010	As at 31 December 2009	Increase amount	Change (%)	Reasons for change
Bills receivable	1,718,681	603,701	1,114,980	184.691	Increase in sales revenue and decrease in discount of bills receivable

Accounts payable	4,807,244	3,664,996	1,142,248	31.166	Increase in purchase of crude oil at the end of the reporting period

Retained earnings	2,037,786	462,029	1,575,757	341.052	Increase in profits during the reporting period

Unit: RMB’000

	For the nine-month period ended 30 September		Increase	Change
Item	2010	2009	amount	(%)	Reason for change
Operating income	55,179,683	34,264,070	20,915,613	61.042	Significant increase in sales volume and unit price
Operating costs	47,226,453	27,466,240	19,760,213	71.944	Unit cost of crude oil increased due to the increase in international crude oil prices. The volume of crude oil processed also increased during the reporting period
Selling and distribution expenses	401,747	292,956	108,791	37.136	Significant increase in selling expense following the increase in sales volume
Provision/(reversal) of impairment loss	184,284	(17,440)	201,724	—	Significant increase in inventory provision during the reporting period
Investment income	508,180	340,364	167,816	49.305	Significant increase in investment income from associates and jointly controlled entities

3.2	Implementation of dividend policy during the reporting period

The 2009 profit distribution plan was considered and approved at the annual general meeting of the Company held on 23 June 2010. Based on the total share capital of 7.2 billion shares as at 31 December 2009, a dividend of RMB0.30 (tax inclusive) per 10 shares was distributed. The share registration date for A share dividend distribution was 13 July 2010 and the ex-dividend date was 14 July 2010. The dividend distribution date for H shares and A-share public social shares was 20 July 2010. The dividend distribution plan has been implemented as scheduled.

4.1	Consolidated Balance Sheet (Unaudited)

As at 30 September 2010

Prepared under the China Accounting Standards for Business Enterprises

Unit: RMB’000

Item	As at 30 September 2010	As at 31 December 2009
	(Unaudited)	(Audited)

Current assets:
Cash at bank and on hand	466,066	125,917
Bills receivable	1,718,681	603,701
Accounts receivable	816,931	534,948
Prepayments	427,756	127,568
Dividends receivable	5,042	—
Other receivables	62,480	85,457
Inventories	7,854,032	6,883,834
Other current assets	38,252	700,000

Total current assets	11,389,240	9,061,425

Non-current assets:
Long-term receivables	50,000	100,000
Long-term equity investments	3,383,217	2,969,646
Investment property	469,305	479,247
Fixed assets	14,186,157	15,205,731
Construction in progress	616,845	363,646
Intangible assets	542,492	557,172
Long-term deferred expenses	155,138	212,325
Deferred tax assets	1,061,700	1,509,130

Total non-current assets	20,464,854	21,396,897

Total assets	31,854,094	30,458,322

Current liabilities:
Short-term loans	5,596,066	6,700,398
Bills payable	8,220	722,271
Accounts payable	4,807,244	3,664,996
Advances from customers	932,747	529,282
Employee benefits payable	97,409	27,674
Taxes payable	883,098	635,930
Interest payable	17,163	20,155
Dividends payable	16,872	—
Other payables	710,097	903,944
Short-term debentures payable	1,000,000	1,000,000
Non-current liabilities due within one year	78,533	74,275

Total current liabilities	14,147,449	14,278,925

Non-current liabilities:
Long-term loans	300,000	304,258
Other non-current liabilities	234,429	234,781

Total non-current liabilities	534,429	539,039

Total liabilities	14,681,878	14,817,964

Shareholders’ equity:
Share capital	7,200,000	7,200,000
Specific reserve	5,252	—
Capital reserve	2,882,278	2,882,278
Surplus reserve	4,801,766	4,801,766
Retained earnings	2,037,786	462,029

Total equity attributable to equity shareholders of the Company	16,927,082	15,346,073
Minority interests	245,134	294,285

Total equity	17,172,216	15,640,358

Total liabilities and shareholders’ equity	31,854,094	30,458,322

Balance Sheet (Unaudited)

As at 30 September 2010

Prepared under the China Accounting Standards for Business Enterprises

Unit: RMB’000

Item	As at 30 September 2010	As at 31 December 2009
	(Unaudited)	(Audited)

Current assets:
Cash at bank and on hand	395,327	101,076
Bills receivable	1,553,417	542,739
Accounts receivable	551,524	432,686
Prepayments	424,457	125,419
Dividends receivable	5,042	—
Other receivables	31,538	49,270
Inventories	7,586,418	6,658,450
Other current assets	23,966	700,000

Total current assets	10,571,689	8,609,640

Non-current assets:
Long-term equity investments	4,449,787	4,035,372
Investment property	528,291	539,482
Fixed assets	13,551,718	14,541,119
Construction in progress	615,809	353,637
Intangible assets	435,676	445,450
Long-term deferred expenses	154,138	210,575
Deferred tax assets	1,061,339	1,508,769

Total non-current assets	20,796,758	21,634,404

Total assets	31,368,447	30,244,044

Current liabilities:
Short-term loans	5,370,066	6,424,998
Bills payable	8,220	878,105
Accounts payables	4,396,405	3,350,364
Advances from customers	884,098	513,071
Employee benefits payable	93,367	24,118
Taxes payable	874,358	627,964
Interest payable	17,163	20,155
Dividends payable	15,824	—
Other payables	1,213,944	1,518,220
Short-term debentures payable	1,000,000	1,000,000

Total current liabilities	13,873,445	14,356,995

Non-current liabilities:
Long-term loans	345,000	450,000
Other non-current liabilities	234,429	234,781

Total non-current liabilities	579,429	684,781

Total liabilities	14,452,874	15,041,776

Shareholders’ equity:
Share capital	7,200,000	7,200,000
Specific reserve	5,252	—
Capital reserve	2,882,278	2,882,278
Surplus reserve	4,801,766	4,801,766
Retained earnings	2,026,277	318,224

Total equity	16,915,573	15,202,268

Total liabilities and shareholders’ equity	31,368,447	30,244,044

4.2	Consolidated Income Statements (Unaudited)

For the nine-month period ended 30 September 2010

Prepared under the China Accounting Standards for Business Enterprises

Unit: RMB’000

	2010	2009
Item	(Unaudited)	(Unaudited)

Operating income	55,179,683	34,264,070
Less: Operating costs	47,226,453	27,466,240
Business taxes and surcharges	3,845,268	3,053,108
Selling and distribution expenses	401,747	292,956
General and administrative expenses	1,662,006	1,533,091
Financial expenses	97,275	253,511
Provision/(reversal) of impairment loss	184,284	(17,440)
Add: Loss from changes in fair value	—	(10,423)
Investment income	508,180	340,364
(Including: Income from investment in associates and jointly controlled entities)	507,965	109,353

Operating profit	2,270,830	2,012,545
Add: Non- operating income	38,405	114,194
Less: Non- operating expenses	47,412	31,678
(Including: Losses from disposal of non-current assets)	8,293	3,426

Profit before income tax	2,261,823	2,095,061
Less: Income tax	459,427	502,329

Net profit for the period	1,802,396	1,592,732

Attributable to:
Equity shareholders of the Company	1,791,757	1,537,871
Minority shareholders	10,639	54,861
Earnings per share:
(i) Basic and diluted earnings per share	0.249	0.214

Other comprehensive loss for the period	—	(42,527)

Total comprehensive income for the period	1,802,396	1,550,205

Attributable to equity shareholders of the Company	1,791,757	1,495,344
Attributable to minority shareholders	10,639	54,861

Income Statements (Unaudited)

For the nine-month period ended 30 September 2010

Prepared under the China Accounting Standards for Business Enterprises

Unit: RMB’000

Item	2010	2009
	(Unaudited)	(Unaudited)

Operating income	48,194,628	29,662,974
Less: Operating costs	40,393,030	23,189,868
Business taxes and surcharges	3,843,082	3,048,430
Selling and distribution expenses	341,270	233,614
General and administrative expenses	1,562,130	1,371,773
Financial expenses	87,001	236,954
Provision/(reversal) of impairment loss	210,196	(11,609)
Add: Loss from changes in fair value	—	(10,423)
Investment income	620,091	253,200
(Including: Income from investment in associates and jointly controlled entities)	492,685	106,316

Operating profit	2,378,010	1,836,721
Add: Non-operating income	37,953	113,593
Less: Non-operating expenses	44,480	30,792
(Including: Losses from disposal of non-current assets)	7,195	2,836

Profit before income tax	2,371,483	1,919,522
Less: Income tax	447,430	454,672

Net profit for the period	1,924,053	1,464,850

Other comprehensive loss for the period	—	(33,758)

Total comprehensive income for the period	1,924,053	1,431,092

Consolidated Income Statements (Unaudited)

For the three-month period from July to September 2010

Prepared under the China Accounting Standards for Business Enterprises

Unit: RMB’000

Item	2010	2009
	(Unaudited)	(Unaudited)

Operating income	19,028,253	13,059,390
Less: Operating costs	16,404,633	10,787,579
Business taxes and surcharges	1,395,181	958,395
Selling and distribution expenses	146,163	107,076
General and administrative expenses	703,912	574,934
Financial (income)/expenses	(19,437)	48,704
Provision/(reversal) of impairment loss	136,930	(604)
Add: Loss from changes in fair value	—	(51)
Investment income	122,332	159,571
(Including: Income from investment in associates and jointly controlled entities)	122,332	62,164

Operating profit	383,203	742,826
Add: Non-operating income	25,047	15,113
Less: Non-operating expenses	28,953	16,440
(Including: Losses from disposal of non-current assets)	3,615	851

Profit before income tax	379,297	741,499
Less: Income tax	70,473	178,192

Net profit for the period	308,824	563,307

Attributable to:
Equity shareholders of the Company	297,827	550,635
Minority shareholders	10,997	12,672

Earnings per share:
(i) Basic and diluted earnings per share	0.041	0.076

Other comprehensive loss for the period	—	(73,443)

Total comprehensive income for the period	308,824	489,864

Attributable to equity shareholders of the Company	297,827	477,192
Attributable to minority shareholders	10,997	12,672

Income Statements (Unaudited)

For the three-month period from July to September 2010

Prepared under the China Accounting Standards for Business Enterprises

Unit: RMB’000

Item	2010	2009
	(Unaudited)	(Unaudited)

Operating income	16,279,318	11,224,196
Less: Operating costs	13,718,878	9,037,526
Business taxes and surcharges	1,393,963	957,595
Selling and distribution expenses	123,943	86,839
General and administrative expenses	668,737	524,584
Financial (income)/expenses	(19,784)	41,972
Impairment loss	136,930	—
Add: Loss from changes in fair value	—	(51)
Investment income	235,063	174,971
(Including: Income from investment in associates and jointly controlled entities)	115,063	67,810

Operating profit	491,714	750,600
Add: Non-operating income	25,009	15,074
Less: Non-operating expenses	28,688	16,439
(Including: Losses from disposal of non-current assets)	3,545	851

Profit before income tax	488,035	749,235
Less: Income tax	63,640	167,472

Net profit for the period	424,395	581,763

Other comprehensive loss for the period	—	(73,443)

Total comprehensive income for the period	424,395	508,320

4.3	Consolidated Cash Flow Statement (Unaudited)

For the nine-month period ended 30 September 2010

Prepared under the China Accounting Standards for Business Enterprises

Unit: RMB’000

Item	2010	2009
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Cash received from sale of goods and rendering of services	63,834,870	39,487,581
Refund of taxes	—	8,435
Other cash received relating to operating activities	89,660	1,898

Sub-total of cash inflows	63,924,530	39,497,914

Cash paid for goods and services	(54,495,838)	(33,903,429)
Cash paid to and for employees	(1,370,761)	(1,267,286)
Cash paid for all types of taxes	(6,023,208)	(2,876,134)
Other cash paid relating to operating activities	(405,164)	(247,919)

Sub-total of cash outflows	(62,294,971)	(38,294,768)

Net cash inflow from operating activities	1,629,559	1,203,146

Cash flows from investing activities:
Cash received from disposal of investments	770,000	431,862
Cash received from investment income	89,817	75,865
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	1,818	116,613
Other cash received relating to investing activities	26,524	14,816

Sub-total of cash inflows	888,159	639,156

Cash paid for acquisition of fixed assets	(662,553)	(1,484,844)
Cash paid for acquisition of investments	(20,250)	(132,000)

Sub-total of cash outflows	(682,803)	(1,616,844)

Net cash inflow/(outflow) from investing activities	205,356	(977,688)

Cash flows from financing activities:
Cash received from issuance of corporate bonds	1,000,000	1,000,000
Cash received from borrowings	30,986,965	23,059,152

Sub-total of cash inflows	31,986,965	24,059,152

Cash repayments of corporate bonds	(1,000,000)	—
Cash repayments of borrowings	(31,991,295)	(24,244,133)
Cash paid for dividends, profits distribution and interest	(490,225)	(325,190)

Sub-total of cash outflows	(33,481,520)	(24,569,323)

Net cash outflow from financing activities	(1,494,555)	(510,171)

Effect of foreign exchange rate changes on cash and cash equivalents	(211)	3

Net increase/(decrease) in cash and cash equivalents	340,149	(284,710)
Add: Cash and cash equivalents at the beginning of the period	125,917	627,685

Cash and cash equivalents at the end of the period	466,066	342,975

Cash Flow Statement (Unaudited)

For the nine-month period ended 30 September 2010

Prepared under the China Accounting Standards for Business Enterprises

Unit: RMB’000

Item	2010	2009
	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Cash received from sale of goods and rendering of services	55,537,249	33,888,663
Other cash received relating to operating activities	92,975	1,401

Sub-total of cash inflows	55,630,224	33,890,064

Cash paid for goods and services	(46,677,916)	(28,308,871)
Cash paid to and for employees	(1,273,088)	(1,175,318)
Cash paid for all types of taxes	(5,790,851)	(2,833,055)
Other cash paid relating to operating activities	(371,721)	(233,382)

Sub-total of cash outflows	(54,113,576)	(32,550,626)

Net cash inflow from operating activities	1,516,648	1,339,438

Cash flows from investing activities:
Cash received from disposal of investments	700,000	144,326
Cash received from investment income	200,634	69,973
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	1,746	110,534
Other cash received relating to investing activities	20,615	10,961

Sub-total of cash inflows	922,995	335,794

Cash paid for acquisition of fixed assets	(665,590)	(1,476,137)

Sub-total of cash outflows	(665,590)	(1,476,137)

Net cash inflow/(outflow) from investing activities	257,405	(1,140,343)

Cash flows from financing activities:
Cash received from issuance of corporate bonds	1,000,000	1,000,000
Cash received from borrowings	30,906,165	22,946,943

Sub-total of cash inflows	31,906,165	23,946,943

Cash repayments of corporate bonds	(1,000,000)	—
Cash repayments of borrowings	(31,970,312)	(23,968,495)
Cash paid for dividends, profits distribution and interest	(415,453)	(278,710)

Sub-total of cash outflows	(33,385,765)	(24,247,205)

Net cash outflow from financing activities	(1,479,600)	(300,262)

Effect of foreign exchange rate changes on cash and cash equivalents	(202)	6

Net increase/(decrease) in cash and cash equivalents	294,251	(101,161)
Add: Cash and cash equivalents at the beginning of the period	101,076	294,786

Cash and cash equivalents at the end of the period	395,327	193,625

By order of the Board Rong Guangdao Chairman

Shanghai, the PRC, 27 October 2010

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Wu Haijun, Li Honggen, Shi Wei and Dai Jinbao ; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.